Cornerstone Bancorp
1670 East Main Street
Easley, South Carolina 29640

August 8, 2011

Via EDGAR

Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D. C. 20549

Re:         Cornerstone Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 12, 2011
File No. 000-51950

Dear Mr. Webb:

We have received your comment letter, dated  August 1, 2011, relating to the filings listed above.   We plan to provide the requested response by August 29, 2011.

Sincerely,

S/ Jennifer M. Champagne

Jennifer M. Champagne
Chief Financial Officer